Exhibit 99.7
MEDIA RELEASE
29 July 2008
2008 Half year results
Coal & Allied benefits from stronger coal prices
SUMMARY
•	Revenue was $937.3 million, up 43 per cent compared with $656.8 million for the same period last year.

•	Net profit after tax was $195.1 million compared with $70.0 million for the same period last year.

•	A fully franked interim dividend of 160 cents will be paid on each ordinary share (nil in 2007).
Commenting on the company’s performance, Coal & Allied’s Managing Director, Mr Hubie van Dalsen said, “Coal & Allied’s net profit after tax of $195.1 million reflects the very strong demand and pricing for thermal and semi-soft coking coal.
“Coal & Allied has increased its production of semi soft coking coal to take advantage of these stronger prices. At 30 June, approximately 1.37 million tonnes of semi-soft coal sales had been provisionally priced within a range of US$200 – US$220 per tonne.
“Coal & Allied has achieved good operational performance in the first half of 2008, despite the continued coal chain infrastructure constraints. Shipping queues off Newcastle have reduced from the high levels encountered last year, which has lowered demurrage rates and production has been in line with our port allocation.
Mr van Dalsen said total production for the first half of 2008 was 10.4 per cent higher (12.7 million tonnes versus 11.5 million tonnes) than the first half of 2007. Coal & Allied’s share of total production in the first half of 2008 was up 10.5 per cent compared to the same time last year.
“In the year to date our production has exceeded sales as we have been rebuilding inventories following the weather-related impacts in 2007,” Mr van Dalsen said.
“However, infrastructure issues continued to restrict Coal & Allied’s production and financial performance.
Coal & Allied Industries Limited ABN 67 008 416 760
GPO Box 391, Brisbane Qld 4001 Australia
Level 3 – West Tower, 410 Ann Street, Brisbane Qld 4000 Australia
Ph +61 7 3361 4200 Fax +61 7 3361 4114

“We await the outcome of the review by former New South Wales Premier Nick Greiner, established by the state government earlier this year, to facilitate agreement with industry on how to allocate the limited coal chain capacity. Coal & Allied has been an active participant in this process and has made a submission for the introduction of a long term commercial framework to improve coal chain performance and provide greater certainty for industry and customers.”
Infrastructure
Port Waratah Coal Services is on schedule with its current $458 million expansion, which includes installing an additional coal-stacking stream, installing a new coal reclaimer and conveyer belt, and is due for completion in the third quarter of 2009. This expansion will bring the terminal’s capacity to 113 million tonnes per annum. In addition, the replacement of two reclaimers and two stackers due to machine integrity issues is also on schedule for mid 2010.
Summary of financial performance
Coal & Allied’s results for the first half of 2008 compared with the same period of 2007:

	Half-year ended 30 June
	2008	2007
Revenue ($ millions)	937.3	656.8
Net profit after tax ($ millions)	195.1	70.0
Operating cash flow ($ millions)	349.1	1.7
Dividends (cents per share)	160	—
Coal & Allied equity share of coal production (million tonnes)	9.5	8.6
Coal & Allied equity share of coal shipments (million tonnes)[1]	9.2	9.3

Shipments exclude purchased coal.
Sales revenue
Revenue for the six months ended 30 June 2008 was $280.5 million higher than the June 2007 half, due to the strong prices being paid for thermal and semi-soft coking coal. There were also no severe weather impacts in the Hunter Valley like those sustained in the same period last year.
Net profit after tax
Coal & Allied’s net profit after tax reflects the very strong demand and pricing for thermal and semi-soft coking coal. Demurrage costs were also $25 million lower in the six months ended 30 June 2008 compared with the June 2007 half, due to reduced ship queues.
Cash flow
Operating cash flow was $349 million for the first half of 2008 (June 2007: $1.7 million) because of higher profits as a result of increased realised coal prices.
Dividends
The directors declared an interim dividend of 160 cents per ordinary share fully franked at 30%. The directors have declared an interim dividend of 1.75 cents per preference share fully franked at 30%.
Debt
Net debt of $30 million at 30 June 2008 was $282 million lower than at 31 December 2007 primarily as a result of significantly stronger cash flow from operations. Net debt to net debt plus equity decreased to 3.2 per cent at 30 June 2008 from 28.0 per cent at 31 December 2007.

2

Capital expenditure
Net capital expenditure for the first half of 2008 was $67 million (June 2007: $56 million) which was primarily for replacement of heavy mobile equipment and a planned dragline shutdown.
All financial information contained in this release has been prepared on the basis of the Australian Equivalents to International Financial Reporting Standards and Interpretations.
For further information contact:
Media Enquiries:
Alison Smith
07 3361 4223 /0438 787 038
Investor Enquiries:
Dave Skinner
03 9283 3628 / 0408 335 309
www.coalandallied.com.au

3

Coal & Allied Industries Limited
ABN 67 008 416 760
ASX Interim report– 30 June 2008
Lodged with the ASX under Listing Rule 4.2A

Contents
Results for announcement to the market	2
Commentary on results	3
Directors’ report	4
Auditors’ independence declaration	7
Consolidated income statement	8
Consolidated balance sheet	9
Consolidated statement of changes in equity	10
Consolidated cash flow statement	11
Notes to the financial statements	12
Directors’ declaration	16
Independent auditor’s review report	17
The attached financial report for the half-year ended 30 June 2008 forms part of this document. This half-yearly report is to be read in conjunction with the Coal & Allied Industries Limited 2007 annual financial report and the notes contained therein.

Head Office	GPO Box 391, Brisbane, QLD 4001 Australia Tel: (07) 3361 4000 Fax: (07) 3361 4114
Web Site	www.coalandallied.com.au

Appendix 4D
Current reporting period: Half-year ended 30 June 2008
Previous corresponding period: Half-year ended 30 June 2007
Results for announcement to the market
A summary of consolidated revenues and results for the half-year is set out below:

	Half-year ended
	30 June 2008	Change
	$M	%
Revenue from ordinary activities	937.3	42.7%
Explanation — refer Directors’ report
Profit from ordinary activities after tax attributable to members	195.1	178.7%
Explanation — refer Directors’ report
Net profit for the period attributable to members	195.1	178.7%
Explanation — refer Directors’ report
Dividends

		Amount per	Franked amount
		security	per security
Final dividend in respect of full year ended 31 December 2007, paid 20 March 2008
▪	ordinary shares	25c	25c
▪	preference shares	1.75c	1.75c
Interim dividend in respect of half-year ended 30 June 2008
▪	ordinary shares	160c	160c
▪	preference shares	1.75c	1.75c
Record date for determining entitlements to dividends:
▪	ordinary shares	18 August 2008
▪	preference shares	18 August 2008
Date on which dividends are payable:
▪	ordinary shares	29 August 2008
▪	preference shares	29 August 2008
Net tangible assets per security

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$	$
Net tangible assets per security	10.09	9.17

Coal & Allied Industries Limited	2 of 18

Appendix 4D

Details of associates

			Contribution to net profit
			of the consolidated
	Percentage ownership		entity
	2008	2007	2008	2007
Name of associate/jointly controlled entity	%	%	$M	$M

Port Waratah Coal Services Limited	36.5	36.5	8.0	5.6
Warkworth Coal Sales Limited	55.6	55.6	—	—
Warkworth Tailings Treatment Pty Ltd	55.6	55.6	—	—
Warkworth Pastoral Company Pty Ltd	55.6	55.6	—	—
Warkworth Mining Ltd	55.6	55.6	—	—
Bengalla Coal Sales Pty Ltd	40.0	40.0	—	—
Bengalla Agricultural Company Pty Ltd	40.0	40.0	—	—
Bengalla Mining Company Pty Ltd	40.0	40.0	—	—
Commentary on results
For comments on trading performance during the year, refer to directors’ report.

Coal & Allied Industries Limited	3 of 18

Directors’ report
for the half-year ended 30 June 2008
The directors of Coal & Allied Industries Limited (Coal & Allied) present their report together with the consolidated financial report of the consolidated entity, being the company and its controlled entities, for the half-year ended 30 June 2008.
Directors
The following persons were directors of the company during the whole of the half-year and up to the date of this report:
C J S Renwick (Chairman)
H van Dalsen (Managing Director)
B G Beeren
R B Davis
T Nambu
G Oldroyd (alternate Director to T Nambu)
The following persons were directors of the company who were appointed or resigned during the financial period.
C C Lenegan Resigned 29 January 2008
D C W Ritchie Appointed 29 January 2008
Review and results of operations
This report is based on the financial results of the company which are prepared under the Australian equivalent to International Financial Reporting Standards (IFRS). Coal & Allied’s results for the first half of 2008, compared with the same period of 2007, are shown below:

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$M	$M

Revenue from ordinary operations	937.3	656.8
Net profit after tax	195.1	70.0
Operating cash flow	349.1	1.7

	M tonnes	M tonnes
Total coal production	12.7	11.5
Total coal shipments [1]	12.3	12.4
Coal & Allied equity share of coal production	9.5	8.6
Coal & Allied equity share of coal shipments [1]	9.2	9.3

[1]	Shipments exclude purchased coal
Business environment
The market for thermal coal is in short supply, which has resulted in increased prices. This market will likely remain tight in the medium term with China expected to remain a net importer and further increases in domestic demand from exporting nations such as Indonesia and Vietnam will reduce export supply growth. Power outages in South Africa and continued coal chain constraints in Australia will further support prices in the short to medium term.
Coal & Allied has been an active participant in a review into Hunter Valley coal chain infrastructure initiated earlier this year and headed by the former Premier of New South Wales, Nick Greiner, into Hunter Valley coal chain infrastructure. We await the outcome of this review, and any decisions that the New South Wales Government may take on how to allocate limited coal chain capacity among Hunter Valley coal producers, and any proposal for a longer term framework for the future.
Port Waratah Coal Services is on schedule with its current $458 million expansion, which includes installing an additional coal-stacking stream, installing a new coal reclaimer and conveyer belt, and is due for completion in the third quarter of 2009. This expansion will bring the terminal’s capacity to 113 million tonnes per annum. In addition, the replacement of two reclaimers and two stackers due to machine integrity issues is also on schedule for mid 2010.

Coal & Allied Industries Limited	4 of 18

Directors’ report
for the half-year ended 30 June 2008
The Federal Government has released its Green Paper on a Carbon Pollution Reduction Scheme. Coal & Allied supports market-based solutions for pricing carbon. It is important, however, that emissions-intensive, trade-exposed industries are treated in a way that does not simply encourage greenhouse gas leakage by ‘exporting’ emissions outside Australia, while weakening Australian industries.
The scheme proposed in the climate change green paper still leaves important aspects of the scheme unresolved, for example the level of the overall emissions cap. Until these details are finalised it is not possible to assess the impact of the scheme on Coal & Allied.
Coal & Allied has been accounting for its carbon emissions for several years in preparation for an emissions trading scheme. Further, a pilot programme to explore the potential for reducing fugitive methane emissions from coal ahead of open cut mining is being carried out at the Mount Thorley Warkworth operations.
Revenue
Revenue for the six months ended 30 June 2008 was $280.5 million higher than the June 2007 half.
At 30 June 2008 approximately 1.37 million tonnes of semi soft coal sales had been provisionally priced within a range of US$200-US$220 per tonne.
Coal prices denominated in US dollars were markedly stronger in the first half of 2008. This was slightly offset by a stronger Australian dollar which averaged 91 cents against the US dollar in the June 2008 half compared with 81 cents in the June 2007 half.
Increases in Japanese benchmark prices for thermal coal apply to the Japanese fiscal year (1 April to 31 March) although some contracts are on different contract periods and have yet to be negotiated. Because of vessel queue constraints, sales made under 2007 Japanese fiscal year prices were still being shipped in April and May 2008. The benchmark price for the Japanese 2008/9 fiscal year is US$125 per 6322kcal/kg G.A.R. compared with approximately US$55 per 6322kcal/kg in 2007/8.
Production and costs
The proportion of semi soft coking coal production was increased to take advantage of the stronger semi soft market with semi soft coking coal production higher by 70 per cent and thermal coal production higher by three per cent compared with the first half of 2007. Total production in the first half of 2008 was ten per cent higher than the June 2007 half because of the impact of the 2007 June floods in the Hunter Valley.
Mine production costs remained relatively flat in the first half of 2008 compared with the June 2007 half. Raw material, consumables, employee and contractor costs were $15 million higher in the first half of 2008 compared with June 2007, Fuel, explosive and steel prices have increased compared with the June 2007 half.
Selling and distribution costs increased by $13 million in the first half of 2008 compared with the June 2007 half primarily due to higher royalties based on higher revenues. This was partially offset by lower demurrage following a reduction in ship queues. The ship queue at the port of Newcastle, which was 73 vessels at the end of June 2007, had decreased to 41 by the end of June 2008.
Finance costs decreased by $3 million due to reduced debt levels.
Income tax expense of $78m for the first half of 2008 attributable to continuing operations reflects Coal & Allied’s estimated effective tax rate for the 2008 year of 29 per cent. The June 2007 half benefited from the one-off release of a $46 million provision for income tax no longer required.
Balance sheet
Net debt of $30 million at 30 June 2008 was $282 million lower than at 31 December 2007 primarily as a result of significantly stronger cash flow from operations. Net debt to net debt plus equity decreased to 3.2 per cent at 30 June 2008 from 28.0 per cent at 31 December 2007.

Coal & Allied Industries Limited	5 of 18

Directors’ report
for the half-year ended 30 June 2008
Cash flow
Operating cash flow was $349 million for the first half of 2008 (June 2007: $1.7 million) because of higher profits as a result of increased realised coal prices.
Net capital expenditure for the first half of 2008 was $67 million (June 2007: $56 million) primarily for replacement of heavy mobile equipment and a planned dragline shutdown.
Dividends
The directors declared an interim dividend of 160 cents per ordinary share fully franked at 30%. The directors have declared an interim dividend of 1.75 cents per preference share fully franked at 30%.
Rounding of amounts
The company is of a kind referred to in Class Order 98/100, dated 10 July 1998, issued by the Australian Securities and Investment Commission, relating to the “rounding off” of amounts in the Directors’ report. Amounts in the Directors’ report have been rounded off to the nearest tenth of a million dollars, in accordance with that Class Order, unless specifically stated to be otherwise.
Auditors independence declaration
A copy of the auditors’ independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page 7.
Signed at Brisbane this 29th day of July 2008 in accordance with a resolution of the Directors.

CJS Renwick
Chairman

Coal & Allied Industries Limited	6 of 18

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Website:www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditors’ independence declaration
As lead auditor for the review of Coal & Allied Industries Limited for the half-year ended 30 June 2008, I declare that, to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Coal & Allied Industries Limited and the entities it controlled during the period.
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
29 July 2008

Liability is limited by a scheme approved under Professional Standards Legislation	7 of 18

Consolidated income statement
for the half-year ended 30 June 2008

			Half-year ended	Half-year ended
			30 June 2008	30 June 2007
	Note		$M	$M

Revenue from continuing operations	3	(a)	937.3	656.8
Other income	3	(b)	9.7	11.8
Changes in coal inventories			(7.4)	(3.3)
Raw materials and consumables used			(167.9)	(146.4)
Employee and contractor costs			(165.6)	(171.7)
Selling and distribution expenses			(144.8)	(132.2)
Administration and other mining expenses			(42.9)	(48.3)
Depreciation and amortisation expenses			(48.0)	(51.9)
Finance costs — net			(10.9)	(13.7)
Sea freight and purchased coal			(94.2)	(78.6)
Shares of profit after tax of associates accounted for using the equity method			8.0	5.6

Profit before income tax			273.3	28.1
Income tax benefit (expense)	4		(78.2)	41.9

Profit from continuing operations attributable to members of Coal & Allied			195.1	70.0

Earnings per share from continuing operations for profit attributable to the ordinary equity holders of the company:
Basic earnings per share (cents)	8		225.4	80.8
Diluted earnings per share (cents)	8		225.4	80.8
The above consolidated income statement should be read in conjunction with the accompanying notes

Coal & Allied Industries Limited	8 of 18

Consolidated balance sheet
as at 30 June 2008

		As at	As at
		30 June 2008	31 December 2007
	Note	$M	$M

ASSETS

Current assets
Cash and cash equivalents	6	225.6	48.1
Trade and other receivables		288.8	205.8
Inventories		64.8	71.1
Derivative financial instruments		81.8	34.8

Total current assets		661.0	359.8

Non-current assets
Receivables		43.1	38.7
Derivative financial instruments		2.6	7.8
Assets available-for-sale or development		13.4	13.4
Investments accounted for using the equity method		84.5	79.4
Property, plant & equipment		1,408.5	1,392.9
Intangible assets		33.5	33.5

Total non-current assets		1,585.6	1,565.7

TOTAL ASSETS		2,246.6	1,925.5

LIABILITIES
Current liabilities
Trade and other payables		266.0	162.3
Borrowings		146.5	235.3
Provisions		23.8	12.3
Current tax liabilities		74.5	5.0
Derivative financial instruments		259.6	135.0

Total current liabilities		770.4	549.9

Non-current liabilities
Trade and other payables		0.4	6.2
Borrowings		109.2	124.4
Provisions		266.1	261.8
Deferred tax liabilities		84.9	128.7
Derivative financial instruments		108.9	54.9

Total non-current liabilities		569.5	576.0

TOTAL LIABILITIES		1,339.9	1,125.9

NET ASSETS		906.7	799.6

Equity
Contributed equity		440.9	440.9
Reserves		(149.1)	(82.7)
Retained profits		613.5	440.0
Minority interest		1.4	1.4

TOTAL EQUITY		906.7	799.6

The above consolidated balance sheet should be read in conjunction with the accompanying notes

Coal & Allied Industries Limited .	9 of 18

Consolidated statement of changes in equity
for the half-year ended 30 June 2008

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$M	$M

Total equity at the beginning of the half-year	799.6	802.6

Changes in the fair value of cash flow hedges, net of tax	(66.4)	(23.7)

Net income recognised directly in equity	(66.4)	(23.7)

Profit for the half-year	195.1	70.0

Total recognised income and expense for the half-year	128.7	46.3

Transactions with equity holders in their capacity as equity holders:
Dividends provided for or paid (note 7}	(21.6)	(21.6)

Total equity at the end of the half-year	906.7	827.3

Total recognised income and expense for the half-year is attributable to:
Members of Coal & Allied Industries Limited	128.7	46.3
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Coal & Allied Industries Limited	10 of 18

Consolidated cash flow statement
for the half-year ended 30 June 2008

			Half year ended	Half year ended
			30 June 2008	30 June 2007
	Note		$M	$M
Cash flows from operating activities
Receipts from customers (inclusive of Goods and Services Tax)			904.1	652.6
Payments to suppliers and employees (inclusive of Goods and Services Tax)			(541.8)	(596.9)

			362.3	55.7
Dividends received			4.9	5.1
Interest received	3	(a)	3.0	1.5
Finance costs			(6.9)	(11.0)
Income taxes paid			(23.9)	(61.4)
Other revenue			9.7	11.8

Net cash inflow from operating activities	5		349.1	1.7

Cash flows from investing activities
Payments for property, plant and equipment			(66.8)	(59.4)
Proceeds from sale of property, plant and equipment			—	3.5

Net cash (outflow) from investing activities			(66.8)	(55.9)

Cash flows from financing activities
Repayment of lease liabilities			(2.9)	(1.9)
Loans from related entities			106.6	—
Dividends paid	7		(21.6)	(21.6)
Drawdown (repayment) of loans from related entities			(151.2)	33.6

Net cash inflow (outflow) from financing activities			(69.1)	10.1

Net increase (decrease) in cash and cash equivalents			213.2	(44.1)
Cash and cash equivalents at the beginning of the half year	6		12.4	75.0

Cash and cash equivalents at end of the half year	6		225.6	30.9

The above consolidated cash flow statement should be read in conjunction with the accompanying notes

Coal & Allied Industries Limited	11 of 18

Notes to the financial statements
1 Significant accounting policies
Coal & Allied Industries Limited (Coal & Allied) is a company domiciled in Australia. The consolidated half-year condensed financial report of the Company as at and for the six months ended 30 June 2008 comprises the Company and its subsidiaries (together referred to as the consolidated entity) and the consolidated entity’s interest in associates and jointly controlled entities.
Statement of compliance
This general purpose financial report for the interim half-year reporting period ended 30 June 2008 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 and any public announcements made by Coal & Allied during the interim period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
Basis of preparation
The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in this financial report and Directors’ Report have been rounded off to the nearest thousand dollars, unless otherwise indicated.
The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company’s 2007 annual financial report for the financial year ended 31 December 2007 and the previous corresponding half-year period.
Preference shares
The company has on issue 1,857,180 non-redeemable, non-participating cumulative preference shares. These shares are classified as debt and dividends are charged to the income statement as finance charges. They are not considered potential ordinary shares and are therefore excluded from the calculation of earnings per share.
2 Segment information
Description of segments
Primary reporting — business segment
The consolidated entity derives its revenue solely from coal mining and related coal preparation.
Secondary reporting — geographic segment
The consolidated entity operates in the Hunter Valley of New South Wales, Australia.

Coal & Allied Industries Limited	12 of 18

Notes to the financial statements
3 Revenue and other income

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$M	$M

(a) Revenue from continuing operations
Sales revenue
Sale of goods (1)	929.0	649.3

Other revenue
Management fees	1.6	2.1
Coal handling services	2.1	3.0
Dividends	—	—
Interest	3.0	1.5
Rental income	1.6	0.9

Total revenue	937.3	656.8

(1)	Includes the recovery of sea-freight and purchased coal $58.2M (2007: $42.2M)

(b) Other income
Gain on sale of non-current assets	—	2.2
Other income	9.7	9.6

Total other income	9.7	11.8

4 Income tax expense

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$M	$M

Numerical reconciliation of income tax expense to prima facie tax payable
Profit from continuing operations before income tax expense	273.3	28.1
Add: Associate entity tax	3.4	2.4

Profit before tax	276.7	30.5

Tax at the Australia tax rate of 30% (2007: 30%)	83.1	9.2

Less:
Amounts which are non-deductible (taxable) in calculating taxable income on continuing operations	—	0.5
Over provision in prior period	1.5	48.2
Share of net profits of associates	3.4	2.4

	4.9	51.1

Income tax (benefit) expense	78.2	(41.9)

2007 Income tax benefit was affected by the release of a provision for income tax that is no longer required amounting to $46.1 million.

Coal & Allied Industries Limited	13 of 18

Notes to the financial statements
5 Reconciliation of operating profit after income tax to net cash inflow (outflow) from operating activities

	As at	As at
	30 June 2008	30 June 2007
	$M	$M

Profit for the half-year	195.1	70.0
Depreciation and amortisation	48.0	51.9
Net exchange differences	5.9	(15.6)
Non-cash finance expenses	5.7	2.8
Net (gain) on sale of assets	—	(2.2)
Fair value adjustment to derivatives	21.7	—
Share of profits of associate not received as dividends	3.5	(0.5)
Change in operating assets and liabilities
Increase (decrease) in income tax payable	69.5	(103.1)
(Decrease) in deferred tax payable	(43.8)	(3.7)
Decrease (increase) in current receivables	(83.0)	6.0
Decrease in current inventories	6.3	0.5
Decrease (increase) in non-current receivables	(4.4)	0.4
Increase (decrease) in payables	97.9	(16.6)
Increase (decrease) in other current liabilities and provisions	22.3	(1.0)
Increase in non-current liabilities and provisions	4.4	12.8

Net cash inflow (outflow) from operating activities	349.1	1.7

6 Cash and cash equivalents

	Half-year ended	Full year ended
	30 June 2008	31 December 2007
	$M	$M

Cash at bank and in hand	225.6	48.1

Reconciliation to cash at the end of the half-year
The above figures are reconciled to cash at the end of the half-year as shown in the cash flow statements as follows:
Balances as above	225.6	48.1
Less: Bank overdrafts	—	(35.7)

Balances as per cash flow statements	225.6	12.4

Note: The comparative amount for cash at bank and in hand reconciles with the cash flow statement for the year ended 31 December 2007.
7 Dividends

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	$M	$M

Ordinary shares
Final dividend for the year ended 31 December 2007: 25 cents per share fully franked at 30%. (2006: 25 cents per share fully franked at 30%)	21.6	21.6

Coal & Allied Industries Limited	14 of 18

Notes to the financial statements
8 Earnings per share

	Half-year ended	Half-year ended
	30 June 2008	30 June 2007
	Cents	Cents

Basic earnings per share	225.4	80.8
Diluted earnings per share	225.4	80.8

Weighted average number of ordinary shares used as the denominator in the calculation of both basic and diluted earnings per share	86,584,735	86,584,735

	$M	$M

Reconciliation of earnings used in calculating both basic and diluted earnings per share
Profit attributable to members of Coal & Allied Industries Limited	195.1	70.0
Profit attributable to the ordinary equity holders of the company used in calculating both basic and diluted earnings per share	195.1	70.0
9 Contingent liabilities
A difference of opinion has arisen between the joint venture parties as to the interpretation of a commercial agreement governing one of the Coal & Allied joint ventures. Coal & Allied has an exposure to any commercial settlement that is reached in settling this matter. The maximum potential liability is not considered material to 2008 profits.
Other than above, there have been no other significant changes to the contingent liabilities of the consolidated entity since the last annual reporting period.
10 Contingent assets
At 30 June 2008 approximately 1.37 million tonnes of semi soft coal sales had been provisionally priced within a range of
US$200-US$220 per tonne.
11 Events occurring after reporting date
There has not arisen in the interval between the end of the financial half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

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Directors’ declaration
In the directors’ opinion:
a)	the financial statements and notes set out on pages 8 to 15 are in accordance with the Corporations Act 2001, including:
(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and
b)	there are reasonable grounds to believe that Coal & Allied Industries Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the directors.
CJS Renwick
Chairman
Brisbane
29 July 2008

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PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
INDEPENDENT AUDITOR’S REVIEW REPORT	BRISBANE QLD 4001
DX 77 Brisbane
to the members of Coal & Allied Industries Limited	Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Coal & Allied Industries Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Coal & Allied Group (the consolidated entity). The consolidated entity comprises both Coal & Allied Industries Limited (the company and the entities it controlled during that half-year.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Coal & Allied Industries Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit

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While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the financial report of the Company for the half-year ended 30 June 2008 included on Coal & Allied Industries Limited’s web site. The company’s directors are responsible for the integrity of the Coal & Allied Industries Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Coal & Allied Industries Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance, for the half-year ended on that date; and
(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.
PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	29 July 2008

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